KRAMER LEVIN NAFTALIS & FRANKEL LLP

                                919 THIRD AVENUE

                           NEW YORK, N.Y. 10022 - 3852

                                (212) 715 - 9100

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                                                                 (212) 715-8000
                                                                      ------
                                                                WRITER'S DIRECT
                                                                     NUMBER
                                                                 (212) 715-9149


                                       January 14, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

            Re:   SpeechSwitch, Inc.
                  Form SB-2
                  SEC File No. 333-120507
                  -----------------------

Ladies and Gentlemen:

      On behalf of our client, SpeechSwitch, Inc. (the "Company"), we attach herewith for filing with the Securities and Exchange Commission (the "Commission") via EDGAR, pursuant to Rule 14a-6(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 101(a) of Regulation S-T, Amendment No. 1 to the Company's Registration Statement on Form SB-2 (the "Special Meeting").

      We are also filing a Memorandum of Compliance in response to the comments from the staff of the Commission, with respect to the Registration Statement on Form SB-2 which was filed via EDGAR with the Commission on November 15, 2004. Amendment No. 1 to the Registration Statement on Form SB-2 contains changes made in response to such comments, as well as other updates and minor changes.

      In addition, we are sending courtesy copies of the registration statement under separate cover to the persons copied below.

      If you have any questions, please call the undersigned at (212) 715-9149 or Scott S. Rosenblum at (212) 715-9411.


                                    Sincerely,

                                    /s/ Marilyn Feuer
                                    --------------------
                                    Marilyn Feuer


cc:   Mark P. Shumann, Esq.
      Daniel Lee, Esq.
      Barbara Jacobs, Esq.
      Maureen Bauer
      Tia Jenkins
      Jerry Mahoney
      Mark Meller
      Scott S. Rosenblum, Esq.